SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*

                                (Amendment No. 1)

                      INTEGRATED ELECTRICAL SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45811E 30 1
                                 (CUSIP Number)

                               Jeffrey L. Gendell
                               55 Railroad Avenue
                          Greenwich, Connecticut 06830
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 August 17, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

CUSIP No. 45811E 30 1                13D                            Page 2 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.        Tontine Capital Partners, L.P.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         OO
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                 3,023,691
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:            3,023,691

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                   3,023,691
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      19.6%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               PN

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 3 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.    Tontine Capital Management, L.L.C.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         OO
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                 3,023,691
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:            3,023,691

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                   3,023,691
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      19.6%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               OO

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 4 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.                Tontine Partners, L.P.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         OO
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                 1,945,992
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:            1,945,992

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                   1,945,992
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      12.6%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               PN

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 5 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.            Tontine Management, L.L.C.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         OO
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                 1,945,992
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:            1,945,992

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                   1,945,992
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      12.6%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               OO

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 6 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.   Tontine Overseas Associates, L.L.C.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         OO
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                    52,414
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:               52,414

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                      52,414
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      0.3%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               IA, OO

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 7 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.   Tontine Capital Overseas GP, L.L.C.
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         WC
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:                    Delaware

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                    209,872
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:               209,872

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                      209,872
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      1.4%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               OO

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 8 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.       Tontine Capital Overseas Master
               I.R.S. IDENTIFICATION NOS.        Fund, L.P.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         WC
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:             Cayman Island

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                           0

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                    209,872
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                      0
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:               209,872

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                      209,872
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      1.4%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                               IA, OO

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                            Page 9 of 15

-----------    -----------------------------------------------------------------
     1         NAMES OF REPORTING PERSONS.                    Jeffrey L. Gendell
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSON (ENTITIES ONLY)
-----------    -----------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [X]
                                                                         (b) [_]
-----------    -----------------------------------------------------------------
     3         SEC USE ONLY
-----------    -----------------------------------------------------------------
     4         SOURCE OF FUNDS:                                         OO
-----------    -----------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                           [_]
-----------    -----------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION:               United States

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER:                          7,916

  NUMBER OF    -----------    --------------------------------------------------
   SHARES           8         SHARED VOTING POWER:                    5,231,969
BENEFICIALLY
  OWNED BY     -----------    --------------------------------------------------
    EACH            9         SOLE DISPOSITIVE POWER:                     7,916
  REPORTING
PERSON WITH    -----------    --------------------------------------------------
                   10         SHARED DISPOSITIVE POWER:               5,231,969

--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                      5,239,885
-----------    -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES:                                                  [_]
-----------    -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       33.98%

-----------    -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON:                                IN

--------------------------------------------------------------------------------

CUSIP No. 45811E 30 1                13D                           Page 10 of 15

This Amendment No. 1 to Schedule 13D with respect to Integrated Electrical Services, Inc. is being filed by Tontine Capital Partners, L.P., Tontine Capital Management, L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P., and Jeffrey L. Gendell (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on May 18, 2006. Capitalized terms used but not defined herein have the meanings assigned to such terms in the
Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

         This statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of Integrated Electrical Services, Inc. (the "Company"). The principal executive office of the Company is 1800 West Loop South, Suite 500, Houston, Texas 77027.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a)      This statement is filed by:

         (i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

         (ii) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP;

         (iii) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

         (iv) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

         (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), with respect to the shares of Common Stock owned by TOF;

         (vi) Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership ("TMF"), with respect to the shares of Common Stock directly owned by it;

         (vii) Tontine Capital Overseas GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCO"), with respect to the shares of Common Stock owned by TMF; and

         (viii) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by Mr. Gendell, TCP, TP, TOF and TMF.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 45811E 30 1                13D                           Page 11 of 15


         (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, Greenwich, Connecticut 06830.

         (c) The principal business of each of TCP and TP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TCO is serving as the general partner of TMF. The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM, TOA and TCO.

         (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. TMF is a limited partnership organized under the laws of Cayman Islands. Mr. Gendell is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Company's Second Amended Joint Plan of Reorganization, dated March 17, 2006, as confirmed on April 26, 2006 by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, 5,030,013 shares of Common Stock were issued to certain of the Reporting Persons in exchange for their old common stock of the Company and their 9 (3/8)% Senior Subordinated Notes of the Company due 2009.

         On July 17, 2006 TMF purchased 58,072 shares Common Stock from the Company for a purchase price of $1,000,000.00 in cash pursuant to the Stock Purchase Agreement (as defined below). TMF used its working capital to purchase such shares.

         On August 16, 2006 TMF purchased 60,500 shares Common Stock on the NASDQ for a purchase price of $841,742.55. TMF used its working capital to purchase such shares.

         On August 17, 2006 TMF purchased 91,300 shares Common Stock on the NASDQ for a purchase price of $1,372,239.00. TMF used its working capital to purchase such shares.

ITEM 4.    PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to

CUSIP No. 45811E 30 1                13D                           Page 12 of 15

time in the open market or otherwise. An affiliate of the Reporting Persons serves on the board of directors of the Company.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a)      The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 15,418,357 shares of Common Stock outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

------------------------------------------ -------------------- ----------------
Name                                         Number of Shares   Percent of Class
------------------------------------------ -------------------- ----------------
Tontine Capital Partners, L.P.                       3,023,691           19.6%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Tontine Capital Management L.L.C.                    3,023,691           19.6%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Tontine Partners, L.P.                               1,945,992           12.6%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Tontine Management, L.L.C.                           1,945,992           12.6%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Tontine Overseas Associates, L.L.C.                     52,414            0.3%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Tontine Capital Overseas Master Fund, L.P.             209,872            1.4%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Tontine Capital Overseas GP, L.L.C.                    209,872            1.4%
------------------------------------------ -------------------- ----------------
------------------------------------------ -------------------- ----------------
Jeffrey L. Gendell                                   5,239,885           33.9%
------------------------------------------ -------------------- ----------------


         (b)      The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) During the past 60 days, the Reporting Persons effected the following transactions in the Common Stock:

                            Date of     Amount of   Price per    Where and
    Person                Transaction   Securities    Share     How Effected
    ------                -----------   ----------    -----     ------------
Tontine Capital Overseas    7/17/06      58,072     $17.22    Socks acquired
Master Fund, L.P.                                              directly from
                                                                the Company
                                                              pursuant to the
                                                               Stock Purchase
                                                               Agreement (as
                                                               defined below)

Tontine Capital Overseas    8/16/06      60,500     $13.91     NASDAQ (purchase)
Master Fund, L.P.

CUSIP No. 45811E 30 1                13D                           Page 13 of 15



Tontine Capital Overseas    8/17/06      91,300     $15.03     NASDAQ (purchase)
Master Fund, L.P.


         (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM, TM and TCO and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On July 17, 2006 TMF purchased 58,072 shares Common Stock from the Company for a purchase price of $1,000,000 in cash, pursuant to a Stock Purchase Agreement dated July 16, 2006 between the Company and TMF (the "Stock Purchase Agreement"). The purchase price per share was based on the closing price of the Common Stock quoted on the Nasdaq Stock Market on July 14, 2006. The proceeds of the sale were and will be used by the Company to invest $1,000,000 in Energy Photovoltaics, Inc., a company in which the Company held, prior to this investment, and continues to hold a minority investment. The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement, dated July 16, 2006, by and between Tontine Capital Overseas Master Fund, L.P. and Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 17, 2006).

2. Joint Filing Agreement, dated as of August 24, 2006, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P. and Jeffrey L. Gendell.

CUSIP No. 45811E 30 1                13D                           Page 14 of 15



                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 24, 2006

                                             /s/  Jeffrey L. Gendell
                                           -------------------------------------
                                           Jeffrey L. Gendell, individually,
                                           and as managing member of
                                           Tontine Capital Management, L.L.C.,
                                           general partner of Tontine Capital
                                           Partners, L.P., and as managing
                                           member of Tontine Management, L.L.C.,
                                           general partner of Tontine Partners,
                                           L.P., and as managing member of
                                           Tontine Overseas Associates, L.L.C.,
                                           and as managing member of Tontine
                                           Capital Overseas GP, L.L.C., general
                                           partner of Tontine Capital Overseas
                                           Master Fund, L.P.

CUSIP No. 45811E 30 1                13D                           Page 15 of 15



                                  EXHIBIT INDEX
                                  -------------

Exhibit Number    Description
--------------    -----------

Exhibit 1 Stock Purchase Agreement, dated July 16, 2006, by and between Tontine Capital Overseas Master Fund, L.P. and Integrated Electrical Services, Inc. (Incorporated by reference to
                  Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 17, 2006).


Exhibit 2 Joint Filing Agreement, dated as of August 24, 2006, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C., Tontine Capital Overseas GP, L.L.C., Tontine Capital Overseas Master Fund, L.P. and Jeffrey L. Gendell.